August 16, 2010	Standard & Poor’s Listed
For Immediate Release	SEC 20-F Statement Filed

NEWS RELEASE

GREAT PANTHER SILVER REPORTS INCREASED REVENUE, EARNINGS FROM
MINING OPERATIONS AND RECORD NET INCOME IN SECOND QUARTER

GREAT PANTHER SILVER LIMITED (TSX: GPR; the "Company") is pleased to announce the unaudited financial results for the Company's quarter ending June 30, 2010. The full version of the financial statements and the management discussion and analysis can be viewed on the Company’s web site at www.greatpanther.com or on SEDAR at www.sedar.com.

“Great Panther enjoyed a strong second quarter, setting several new records, while continuing to focus on mine development and exploration drilling,” said Robert Archer, President & CEO. “With new equipment still arriving, modified mine plans being initiated, and almost 9,000 metres of diamond drilling completed in the quarter, we should see continued improvements in production, unit costs and financial performance through the balance of 2010.”

Second Quarter 2010 Highlights
	Q2	YTD
Revenue	$9.3 million	$17.2 million
Earnings from mining operations (before amortization and depletion) (1)	$4.3 million	$7.8 million
Earnings from mining operations (net of amortization and depletion)	$3.6 million	$6.8 million
Adjusted EBITDA (2)	$0.7 million	$2.6 million
Net income	$1.6 million	$2.9 million
Cost per silver ounce (USD) (3)	$7.70	$7.25
Silver equivalent production (4)	574,740 Ag eq oz	1,101,689 Ag eq oz
Silver ounces sold	374,631 Ag oz	693,827 Ag oz

Second Quarter Highlights

  15% increase in overall metal production to 574,740 silver equivalent ounces (“Ag eq oz”) in the second quarter 2010 from 499,845 Ag eq oz in the second quarter 2009.

  23% increase in silver production from 333,358 oz Ag in the second quarter 2009 to a record 410,583 oz Ag in the second quarter 2010.

  31% increase in silver production from Guanajuato to a record 288,825 oz from 220,742 oz in the second quarter 2009.

  19% increase in metal production from Topia to 205,350 Ag eq oz compared to 172,550 Ag eq oz in the second quarter 2009.

  Record metallurgical silver and gold recoveries at Guanajuato and record metallurgical silver, lead and zinc recoveries at Topia.

  39% increase in revenue for the three months ended June 30, 2010 to $9.3 million compared to $6.7 million for the three months ended June 30, 2009 due to higher metal prices and an increase in payable silver ounces.

  43% increase in earnings from mining operations to $4.3 million in the second quarter 2010 from $3.0 million in the second quarter 2009.

  Record net income of $1.6 million for the three months ended June 30, 2010 compared to a net loss of $0.2 million for the same period in 2009.

  The Company invested $2.3 million in capital expenditures and $1.8 million in mineral property exploration expenditures during the quarter as it continued the implementation of its three-year growth strategy which commenced during the fourth quarter 2009. The Company plans to invest $13 million in capital expenditures and $6.3 million in mineral property exploration expenditures in 2010.

  The Company reported positive assay results from the expanded 7,800-metre (initially 6,000 metres) surface drill program at Topia. The program will provide for additional mineral resources to direct mine development and expansion decisions over the next several years and the Company anticipates mineral resource estimates for an additional four to five Topia area mines.

  Early results from the on-going underground drilling and development program in the Los Pozos and Santa Margarita zones in the Rayas area of the Guanajuato mine demonstrated the continuity of silver and gold mineralization. This will allow the Company to construct a new mineral resource estimate and provide greater definition for the mine plan in these areas.

Outlook

Great Panther has revised its overall production estimate for 2010 to 2.4 million silver equivalent ounces, a 9% increase over 2009 production, to reflect production shortfalls and reduced ore grades at Guanajuato, particularly during the first quarter of the year. Improvements have been evident in the second quarter and further improvements are expected throughout the balance of the year. In addition, underground development has advanced ahead of plan to provide for exploration drilling for Deep Rayas (drilling in progress), Guanajuatito and Valenciana (drilling to start in the third and fourth quarters respectively).

The long term forecast of achieving 3.8 million Ag eq oz by 2012 is unchanged. The impact of the new equipment is enabling increased development and production improvements throughout 2010 and positive exploration drill results are being used to estimate new resources in support of the 3-year growth strategy.

The Topia operation has made a very encouraging start to 2010 with record production and year to date unit costs of US$7.61 per oz of silver, net of by-product credits, and is well on its way to achieving its targets. At Guanajuato, year to date production is below plan mainly due to grades being lower than estimated in the first quarter. When combined with increased development costs during the first half of the year, this has resulted in Guanajuato’s year to date cash cost per silver ounce, at US$7.08, being higher than the guidance of US$4.50 to US$5.00. The mining plans have been revised, and should result in continuous improvement through the third and fourth quarters. New mineralized zones are being prepared for production on the Los Pozos and Santa Margarita veins while mining of the higher grade Alto veins of the Cata Clavo will commence in the fourth quarter.

The Company’s emphasis will be on maintaining profitability while developing and exploring to continually increase metal production. Great Panther’s production strategy is to increase silver production year-on-year at continually decreasing unit costs.

“The second quarter of this year saw the achievement of new all-time records in both silver production and corporate net profits, with record metallurgical recoveries at both mines”, said Kaare Foy, the Company’s Executive Chairman. “The on-going implementation of our three-year growth strategy will provide us with increased resource levels and increased production.”

Great Panther Silver Limited is one of the fastest growing primary silver producers in Mexico with strong leverage to future rises in the price of silver. The Company owns a 100% interest in two operating mines in Mexico. The Company’s mission is to become a leading primary silver producer by acquiring, developing and profitably mining precious metals in Mexico.

For further information, please visit the Company’s website at www.greatpanther.com, contact B&D Capital at telephone 604 685 6465, fax 604 899 4303 or e-mail info@greatpanther.com.

ON BEHALF OF THE BOARD

“Robert A. Archer”

Robert A. Archer, President & CEO

“Kaare G. Foy”

Kaare G. Foy, Executive Chairman

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of the Securities Act (Ontario) (together, “forward-looking statements”). Such forward-looking statements may include but are not limited to the Company’s plans for production at its Guanajuato and Topia Mines in Mexico, exploring its other properties in Mexico, the overall economic potential of its properties, the availability of adequate financing and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political risks involving the Company’s operations in a foreign jurisdiction, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations, changes in project parameters as plans continue to be refined, the inability or failure to obtain adequate financing on a timely basis, and other risks and uncertainties, including those described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2009 and reports on Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov and Material Change Reports filed with the Canadian Securities Administrators and available at www.sedar.com.

(1)	“Earnings from mining operations” is a non-GAAP measure and is defined as mineral sales less cost of sales (excluding amortization and depletion).

(2)

“Adjusted EBITDA” is a non-GAAP measure in which standard EBITDA (earnings before interest expense, taxes, and depreciation and amortization) is adjusted for stock-based compensation expense and non-recurring items.

(3)

The non-GAAP measure of cash cost per ounce of silver is used by the Company to manage and evaluate operating performance at each of the Company’s mines and is widely reported in the silver mining industry as a benchmark for performance, but does not have a standardized meaning.

(4)	Silver equivalent ounces in 2010 were established using prices of US$1,000/oz Au, US$16/oz Ag, US$0.80/lb Pb and US$0.80/lb Zn.

GREAT PANTHER SILVER LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
(Unaudited – Prepared by Management)
(Expressed in Canadian dollars)
Three and six months ended June 30, 2010 and 2009

	Three months ended		Six months ended
	June 30,		June 30,
	2010	2009	2010	2009
				(Revised)
Revenues:
Mineral sales	$9,317,101	$6,721,688	$17,232,261	$12,996,009
Cost of sales (excluding amortization and depletion)	5,029,513	3,732,207	9,434,746	7,432,072
	4,287,588	2,989,481	7,797,515	5,563,937

Expenses:
Amortization and depletion of mineral properties, plant and equipment	659,923	901,636	963,681	1,765,331
Accretion on asset retirement obligation	39,846	67,260	118,927	130,858
Mineral property exploration expenditures	1,828,011	278,012	2,934,693	454,098
General and administrative	1,258,809	1,396,206	2,591,959	2,608,973
Stock-based compensation	16,368	14,184	16,368	1,286,593
	3,802,957	2,657,298	6,625,628	6,245,853
	484,631	332,183	1,171,887	(681,916)

Other income (expenses):
Interest income	22,426	5,299	43,414	29,969
Interest expense	(219,268)	(322,786)	(427,851)	(646,159)
Foreign exchange gain (loss)	(502,874)	(140,910)	393,906	(321,577)
Gain (loss) on disposal of fixed assets	(997)	5,177	(997)	3,607
	(700,713)	(453,220)	8,472	(934,160)

Income (loss) before provision for income taxes	(216,082)	(121,037)	1,180,359	(1,616,076)

Recovery of (provision for) income taxes	1,820,744	(78,892)	1,755,480	(173,931)

Income (loss) for the period	$1,604,662	$(199,929)	$2,935,839	$(1,790,007)

Other comprehensive income (loss), net of tax:
Unrealized gain (loss) on marketable securities	(109,169)	17,071	(107,177)	33,616

Comprehensive income (loss) for the period	$1,495,493	$(182,858)	$2,828,662	$(1,756,391)

Earnings (loss) per share
Basic	$0.01	$(0.00)	$0.03	$(0.02)
Diluted	$0.01	$(0.00)	$0.03	$(0.02)
Weighted average number of common shares
Basic	113,587,389	86,798,900	113,332,904	86,138,021
Diluted	115,635,935	86,798,900	115,590,435	86,138,021

GREAT PANTHER SILVER LIMITED
CONSOLIDATED BALANCE SHEETS
(Unaudited – Prepared by Management)
(Expressed in Canadian dollars)

	June 30,	December 31,
	2010	2009

Assets

Current assets:
Cash and cash equivalents	$10,882,994	$13,312,091
Marketable securities	106,133	22,754
Amounts receivable	6,920,536	5,539,238
Income taxes recoverable	219,398	342,217
Inventories	2,348,653	1,438,376
Prepaid expenses, deposits and advances	1,858,214	1,585,069
	22,335,928	22,239,745

Mineral properties, plant and equipment	15,126,596	14,934,521

	$37,462,524	$37,174,266

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable and accrued liabilities	$4,280,548	$2,658,024
Current portion of capital lease obligation	614,153	800,761
Current portion of promissory notes	371,523	121,994
Current portion of future income tax liability	-	506,222
	5,266,224	4,087,001
Long-term liabilities:
Capital lease obligation	130,068	62,634
Promissory notes	259,235	118,424
Convertible loan notes	3,567,373	3,356,397
Asset retirement obligations	733,939	1,382,091
Future income tax liability	-	1,311,609
	9,956,839	10,318,156

Shareholders’ equity:
Share capital	77,106,023	75,910,220
Contributed surplus	10,055,120	10,268,043
Equity component of convertible note	1,563,000	1,563,000
Accumulated other comprehensive loss	(3,291,917)	(22,773)
Deficit	(57,926,541)	(60,862,380)
	27,505,685	26,856,110

	$37,462,524	$37,174,266

GREAT PANTHER SILVER LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited – Prepared by Management)
(Expressed in Canadian dollars)
Three and six months ended June 30, 2010 and 2009

	Three months ended		Six months ended
		June 30,		June 30,
	2010	2009	2010	2009
				(Revised)
Cash flows used in operating activities:

Income (loss) for the period	$1,604,662	$(199,929)	$2,935,839	$(1,790,007)
Items not involving cash:
Amortization and depletion of mineral properties, plant and equipment	659,923	901,636	963,681	1,765,331
Accretion on asset retirement obligations	39,846	67,260	118,927	130,858
Stock-based compensation	16,368	14,184	16,368	1,286,593
Foreign exchange (gains) losses	18,816	(128,298)	122,706	(101,161)
Future income taxes	(1,895,802)	(30,061)	(1,853,184)	64,978
Interest accretion on convertible note payable	107,096	177,501	210,976	348,443
Loss (gain) on disposal of capital assets	977	(5,177)	977	(3,607)
Shares received for mineral exploration expenditures	(22,876)	-	(22,876)	(1,500)
	529,010	797,116	2,493,414	1,699,928
Changes in non-cash operating working capital:
Amounts receivable	2,768,794	161,598	(1,548,978)	(1,015,191)
Inventories	50,461	(290,481)	(811,316)	(443,084)
Prepaid expenses and deposits	(135,653)	101,286	(264,935)	107,956
Accounts payable and accrued liabilities	262,668	(276,849)	586,981	616,520
Income taxes	148,112	(27,343)	122,819	188,543
Net cash provided by operating activities	3,623,392	465,327	577,985	1,154,672

Cash flows used in investing activities:

Mineral properties and capital expenditures	(1,725,591)	(302,754)	(3,317,164)	(482,281)
Proceeds from disposal of capital assets	50	5,177	50	5,177
Net cash used in investing activities	(1,725,541)	(297,577)	(3,317,114)	(477,104)

Cash flows from financing activities:

Proceeds from exercise of options	145,290	13,500	525,571	13,500
Proceeds from exercise of warrants	-	37,018	472,890	37,018
Repayment of capital lease obligation	(261,202)	(109,334)	(446,733)	(129,463)
Repayment of promissory notes	(102,179)	-	(122,008)	-
Issuance of shares for cash, net of issue costs	-	-	(31,949)	884,549
Net cash provided by (used in) financing activities	(218,091)	(58,816)	397,771	805,604

Effect of exchange rate changes on cash and cash equivalents	(47,073)	45,969	(87,739)	50,588

Increase (decrease) in cash and cash equivalents	1,632,687	154,903	(2,429,097)	1,533,760

Cash and cash equivalents, beginning of period	9,250,307	1,985,101	13,312,091	606,244

Cash and cash equivalent, end of period	$10,882,994	$2,140,004	$10,882,994	$2,140,004